

VF 3/03

OMB APPROVAL

| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden |
| hours per response... 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

03014400

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 52274

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LeCorgne Loewenbaum & Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| 103772 |
| FIRM ID. NO. |

1100 Poydras Street, Suite 1750
(No. and Street)

New Orleans   LA   70163
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew P. LeCorgne   504-582-2121
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- if individual, state last, first, middle name)

110 Veterans Blvd., Suite 200   Metairie   LA   70005
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Sec 1410 (3-91)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Matthew P. LeCorgne, *President* _____ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LeCorgne Loewenbaum & Co., LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

LeCorgne Loewenbaum & Co., LLC

by: _____

Matthew P. LeCorgne, President

_____President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LECORGNE LOEWENBAUM & CO., LLC

December 31, 2002

Audit of Financial Statements

December 31, 2002

CONTENTS



The Board of Managers
LeCorgne Loewenbaum & Co., LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **LeCorgne Loewenbaum & Co., LLC** as of December 31, 2002 and the related statements of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **LeCorgne Loewenbaum & Co., LLC** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 28, 2003

A Professional Accounting Corporation
110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 (504) 835-5522 FAX (504) 835-5535
724 East Boston Street Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com   Internet Address: http:/www.laporte.com/
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
An Independently Owned Member of the RSM McGladrey Network

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT

Cash	$	800,730
Employee Advances		357
Accounts Receivable		29,885
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $72,811		64,482
	$	895,454

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$	21,975
Accrued Rent		20,726
Total Liabilities		42,701

MEMBERS' EQUITY

Members' Capital		2,448,400
Accumulated Deficit		(1,595,647)
Total Members' Equity		852,753
	$	895,454

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF LOSS
December 31, 2002

REVENUES

Investment Banking Fees	$	55,000
Reimbursed Expenses		47,642
Total Revenues		102,642

EXPENSES

Employee Compensation and Benefits	268,452
Occupancy	92,808
Other Expenses	74,588
Research and Education	15,709
Regulatory Fees and Expenses	21,824
Total Expenses	473,381

NET LOSS $ (370,739)

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2002

	Members' Capital	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2001	$ 1,372,400	$ (1,224,908)	$ 147,492
Net Loss for the Year 2002	-	(370,739)	(370,739)
Members' Contributions	1,076,000	-	1,076,000
BALANCE - DECEMBER 31, 2002	$ 2,448,400	$ (1,595,647)	$ 852,753

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2002

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

OPERATING ACTIVITIES

Net Loss	$ (370,739)
Adjustments to Reconcile Net Loss to Net	
Cash Used In Operating Activities:	
Depreciation	24,459
Increase in Accounts Payable	12,770
Increase in Accounts Receivable	(29,885)
Increase in Accrued Rent	819
Net Cash Used In Operating Activities	(362,576)

INVESTING ACTIVITIES

Increase in Employee Receivables	(112)
Net Cash Used In Investing Activities	(112)

FINANCING ACTIVITIES

Proceeds from Capital Contributions	1,076,000
Net Cash Provided By Financing Activities	1,076,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	713,312
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	87,418
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 800,730

The accompanying notes are an integral part of these financial statements.

LECORGNE LOEWENBAUM & CO., LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY
LECORGNE LOEWENBAUM & CO., LLC is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., specializing in merger and acquisition transactions, private placements of debt and equity securities, and financial advisory services.

FURNITURE AND EQUIPMENT
Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. Depreciation charged to operations amounted to $24,459 for the year ended December 31, 2002.

INCOME TAXES
The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING
The Company expenses the costs of advertising as they are incurred.

LECORGNE LOEWENBAUM & CO., LLC
NOTES TO FINANCIAL STATEMENTS

NOTE B
OFF-BALANCE SHEET RISK

Periodically during the year ended December 31, 2002, the Company maintained balances in a financial institution in excess of the federally insured limit.

NOTE C
COMMITMENTS AND CONTINGENCES

On April 24, 2000, the Company's permanent lease for office space commenced with a primary term of 68 months. The monthly base rent begins at $4,840 per month with periodic increases until the rent equals $6,275 per month in the 49th month of the lease.

Minimum future lease payments are as follows:

2003	$ 69,207
2004	73,510
2005	75,303
Total	$ 218,020

Rent expense for the year ended December 31, 2002 totaled $66,091.

NOTE D
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $7,122, which was $2,122 in excess of its required net capital of $5,000. The Company's net capital ratio was 6 to 1 at December 31, 2002.

LECORGNE LOEWENBAUM & CO., LLC
SUPPLEMENTARY INFORMATION
December 31, 2002

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total Members' Equity	$ 852,753
Deductions and/or Charges	
Furniture and Equipment	(64,482)
Receivables Not Held in Control Accounts	(30,243)
Non-Allowable Cash	(750,780)
Other Assets	(126)
Net Capital	$ 7,122

AGGREGATE INDEBTEDNESS $ 42,701

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Required	$ 5,000
Excess of Net Capital	$ 2,122
Excess Net Capital at 1,000%	$ 2,851
Ratio: Aggregate Indebtedness to Net Capital	6 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 7,122
Net Capital Per Above	$ 7,122

LECORGNE LOEWENBAUM & CO., LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

LeCorgne Loewenbaum & Co., LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as LeCorgne Loewenbaum & Co., LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2002, LeCorgne Loewenbaum & Co., LLC has maintained its compliance with the conditions for exemption specified in paragraph k(1) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

LeCorgne Loewenbaum & Co., LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as LeCorgne Loewenbaum & Co., LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2002, LeCorgne Loewenbaum & Co., LLC has maintained its compliance with the conditions for exemption specified in paragraph k(1) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS

LeCorgne Loewenbaum & Co., LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as LeCorgne Loewenbaum & Co., LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2002, LeCorgne Loewenbaum & Co., LLC has maintained its compliance with the conditions for exemption specified in paragraph k(1) of Rule 15c3-3.



The Board of Managers
LeCorgne Loewenbaum & Co., LLC

<u>Independent Auditor's Report on Internal Control</u>

In planning and performing our audit of the financial statements of **LeCorgne Loewenbaum & Co., LLC** for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **LeCorgne Loewenbaum & Co., LLC** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Professional Accounting Corporation
110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 (504) 835-5522 FAX (504) 835-5535
724 East Boston Street Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com   Internet Address: http:/www.laporte.com/
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
An Independently Owned Member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, State securities regulators and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 28, 2003